October 8, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Courtney Lindsay
Suzanne Hayes

Re:	Codiak BioSciences, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-248692

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between October 7, 2020 and the date hereof we effected the distribution of approximately 1,906 copies of the Company’s Preliminary Prospectus dated October 7, 2020 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on October 13, 2020, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours, GOLDMAN SACHS & CO. LLC EVERCORE GROUP, L.L.C. WILLIAM BLAIR & COMPANY, L.L.C. As Representatives of the several Underwriters GOLDMAN SACHS & CO. LLC

By:	/s/ Mairin Rooney
Name: Title:	Mairin Rooney Managing Director

EVERCORE GROUP, L.L.C.

By:	/s/ Maren Winnick
Name: Title:	Maren Winnick Senior Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Title:	Steve Maletzky Partner, Head of Equity Capital Markets

[Signature Page to Request for Acceleration of Effectiveness]